# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMTECH SYSTEMS INC, CIK 0000720500
CUSIP: 032332504
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 58 S River Drive Suite 370, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 02/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-061136
Filed by CIK 0001644342
Persons authorized to receive notices and communications: Garrett Lynam, Kokino LLC, 201 Tresser Boulevard, 3rd Floor, Stamford, Connecticut (CT), 06901, 203-595-4552

## Reporting persons
- Piton Capital Partners LLC (CIK 0001644342): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (4.2% of the class)
  Comment: See Item 2 and Item 5 of the Schedule 13D for additional disclosures regarding rows 7 through 11.
  
  This calculation is rounded to the nearest tenth and is based upon 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412).
- Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (CIK 0001760183): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,386,312; shared voting power 0; sole dispositive power 1,386,312; shared dispositive power 0; aggregate amount beneficially owned 1,386,312 (9.7% of the class)
  Comment: See Item 2 and Item 5 of the Schedule 13D for additional disclosures regarding rows 7 through 11.
  
  This calculation is rounded to the nearest tenth and is based upon 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412).
- Robert Averick (CIK 0001343599): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 50,299; shared voting power 2,844,289; sole dispositive power 50,299; shared dispositive power 2,844,289; aggregate amount beneficially owned 2,894,588 (20.2% of the class)
  Comment: See Item 2 and Item 5 of the Schedule 13D for additional disclosures regarding rows 7 through 11.
  
  This calculation is rounded to the nearest tenth and is based upon (i) 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412); (ii) 42,000 aggregate Shares Mr. Averick may purchase under various director stock options; and (iii) 8,299 shares issuable upon RSUs vesting within 60 days of February 18, 2025.
- M3C Holdings LLC (CIK 0001595803): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 263,688; shared voting power 0; sole dispositive power 263,688; shared dispositive power 0; aggregate amount beneficially owned 263,688 (1.8% of the class)
  Comment: See Item 2 and Item 5 of the Schedule 13D for additional disclosures regarding rows 7 through 11.
  
  This calculation is rounded to the nearest tenth and is based upon 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412).
- OIH LLC (CIK 0001651816): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,917; shared voting power 0; sole dispositive power 22,917; shared dispositive power 0; aggregate amount beneficially owned 22,917 (0.2% of the class)
  Comment: See Item 2 and Item 5 of the Schedule 13D for additional disclosures regarding rows 7 through 11.
  
  This calculation is rounded to the nearest tenth and is based upon 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Name of issuer: AMTECH SYSTEMS INC
Address of issuer's principal executive offices: 58 S River Drive Suite 370, Tempe, Arizona (AZ), 85288
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 7") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D"), as most recently amended on May 14, 2024. The Original Schedule 13D and all amendments thereto (including this amendment) are collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given to them in the Original Schedule 13D (as amended). The Original Schedule 13D (as amended) remains in full force and effect, except as specifically amended by this Amendment No. 7. This Amendment No. 7 is being filed to report purchases of Shares beneficially owned by Robert Averick. References in this Schedule 13D to the "Company" or the "Issuer" refer to Amtech Systems, Inc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first paragraph of the response to Item 3 is hereby amended and restated in its entirety to read as follows:

As of February 18, 2025, the Reporting Persons had collectively acquired an aggregate of 2,867,206 Shares over the course of various prior purchases for total consideration of approximately $23 million. Each Reporting Person funded such prior purchases out of their available cash on hand (which, in the case of Reporting Persons that are entities, may include capital contributed by their respective owners). Additionally, Mr. Averick holds the right to purchase 42,000 aggregate Shares under various director stock options that are immediately exercisable (collectively, the "Option Shares") and 8,299 shares issuable upon RSUs vesting within 60 days of February 18, 2025 ("Unvested RSUs"). Mr. Averick may periodically receive Shares through restricted stock units awarded for his service as a Company director, subject to vesting requirements. As of February 18, 2025, Mr. Averick has received 4,189 Shares through vested restricted stock units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are rounded to the nearest tenth and are based upon 14,289,066 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 5, 2025 (File No. 000-11412), except as noted below.

See rows (11) and (13) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on February 18, 2025. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D (which are incorporated herein by reference) for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

M3C is a member of Piton, along with other Family Clients of Kokino.

Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,894,588 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 594,289 Shares beneficially owned by Mr. Averick; (v) 42,000 aggregate Shares Mr. Averick may purchase under the Option Shares; and (vi) 8,299 Unvested RSUs. With respect to the 594,289 Shares described in clause (iv) above, Mr. Averick's spouse may be deemed to share the power to vote and dispose or direct the disposition of such Shares. Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares and the Unvested RSUs.

Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino. The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent. Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Trust, M3C and Piton (as applicable).

OIH is a Connecticut limited liability company and investment entity controlled by Brian Olson. Brian Olson is the President and Chief Investment Officer of Kokino. As a key employee of Kokino and manager of OIH, Mr. Olson may be deemed to share the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.
Transactions in the class effected during the past sixty days: Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Schedule A attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is hereby amended to add the following exhibit: Schedule A - Transactions Reported in Item 5(c)

## Signatures
- Piton Capital Partners LLC: /s/ Garrett Lynam, Garrett Lynam, as General Counsel of Kokino LLC (as Managing Member of Piton Capital Management LLC, Managing Member of Piton Capital Partners) (02/18/2025)
- Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler: /s/ Jeffrey Robins, Jeffrey Robins, Vice President (02/18/2025)
- Robert Averick: /s/ Robert Averick, Robert Averick (02/18/2025)
- M3C Holdings LLC: /s/ Garrett Lynam, Garrett Lynam, Vice President (02/18/2025)
- OIH LLC: /s/ Brian Olson, Brian Olson, Manager (02/18/2025)